October 16, 2024

Philip Mays
Chief Financial Officer
CTO Realty Growth, Inc.
369 N. New York Avenue, Suite 201
Winter Park, FL 32789

       Re: CTO Realty Growth, Inc.
           Form 10-K for the year ended December 31, 2023
           Filed February 22, 2024
           Form 8-K
           Filed February 22, 2024
           File No. 001-11350
Dear Philip Mays:

        We have reviewed your September 27, 2024 response to our comment letter and have the following comment.

        Please respond to this letter by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our August
28, 2024 letter.

Form 8-K filed February 22, 2024
Exhibit 99.2
Consistent Dividend Growth, page 13

1. We note your response to comment 5. Please explain your assertions that "increasing cash flow and earnings have driven a more than 67% increase to CTO's annualized common stock dividend since 2020" and "dividend increases are driven by increasing taxable income" given that operating cash flow decreased in 2023 and income before income tax benefit (expense) decreased in 2022 and 2023 compared to 2021.
      Please direct any questions to Kellie Kim at 202-551-3129 or Kristina Marrone at
202-551-3429.
 October 16, 2024
Page 2



                   Sincerely,

                   Division of Corporation Finance
                   Office of Real Estate & Construction